77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of Corporate High Yield Fund VI, Inc. held on August 15, 2006, the results were as follows:

PROPOSAL 2.

     To approve a new investment advisory agreement between the Fund and BlackRock Advisors, Inc. or its successor (“BlackRock Advisors”). With respect to Proposal 2, the shares of the Fund were voted as follows:

For

Against

Abstain

17,208,446

479,864

673,954

PROPOSAL 3.

     To approve a contingent subadvisory agreement between the Fund’s Advisor and BlackRock Advisors (the “BlackRock Subadvisor”).  With respect to Proposal 3, the shares of the Fund were voted as follows:

For

Against

Abstain

17,202,998

   469,737

689,529